For Period Ending 06/30/06
File No. 811-8274

Item 77O. Transactions Effected Pursuant to Rule 10f-3

MassMutual Select Small Cap Growth Equity Fund (Series 11)

On March 2, 2006, Registrant purchased 8,800 shares issued by Energy Conversion Devices Inc at a price of $49.00 per share, amounting to a $431,200 aggregate purchase price. Jefferies & Co, an affiliate of Wellington Management Company, LLP, participated in the underwriting syndicate. UBS Securities was the broker from whom the Fund purchased shares.

MassMutual Select Small Company Growth Fund (Series 23)

On April 11, 2006, Registrant purchased 26,700 shares issued by Hercules Offshore Corp. at a price of $36.00 per share, amounting to a $961,200 aggregate purchase price. Raymond James, an affiliate of Eagle Asset Management, Inc., participated in the underwriting syndicate. First Boston was the broker from whom the Fund purchased shares.